Exhibit 3.1

WEC Energy Group, Inc.
Amendments to Bylaws
Adopted: January 27, 2016
(Effective upon the Retirement of Gale E. Klappa as CEO, Expected to be May 1, 2016)

Section 1.07 of the Bylaws is amended and restated in its entirety to read as follows:

1.07. Conduct of Meetings. The Chairman of the Board, or in his absence or at his request, the Chief Executive Officer, and in his absence, the President, and in the President’s absence, a Vice President, and in their absence, any person chosen by the stockholders present shall call the meeting of the stockholders to order and shall act as chairperson of the meeting, and the Corporate Secretary shall act as secretary of all meetings of the stockholders, but, in the absence of the Corporate Secretary, the chairperson of the meeting may appoint any other person to act as secretary of the meeting.

Section 3.01 of the Bylaws is amended and restated in its entirety to read as follows:

3.01 Appointment. The officers of the corporation shall include a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, a Corporate Secretary, and a Controller. The Chief Executive Officer and the officers designated by the Board of Directors as “executive officers” for purposes of the Securities Exchange Act of 1934 shall be appointed by the Board of Directors. The Board of Directors shall also designate a Chief Operating Officer and a Chief Financial Officer. Such other officers and assistant officers as may be deemed necessary may be appointed by the Board of Directors or the Chief Executive Officer. Any two or more offices may be held by the same person.

Section 3.04 of the Bylaws is amended to delete the following:

Chairman of the Board

The Chairman of the Board shall:

•	preside at all meetings of the stockholders and of the Board of Directors; and

•	perform all other duties incident to the office of Chairman of the Board and any other duties as may be prescribed by the Board of Directors.

Vice Chairman of the Board

The Vice Chairman of the Board shall:

•	consult with, provide advice to, and otherwise assist the Chairman of the Board; and

•	perform such duties and have such authority as may be delegated to him by the Chairman of the Board or the Board of Directors.

In the absence of the Chairman of the Board or in the event of the Chairman of the Board’s death, inability to act, resignation or removal from office, or pursuant to Article V (“Emergency Provisions”) of the Restated Articles of Incorporation of the corporation, the powers and duties of the Chairman of the Board shall for the time being devolve upon and be exercised by the Vice Chairman of the Board, unless otherwise ordered by the Board of the Directors of the corporation.

Section 3.05 of the Bylaws is renumbered to Section 3.06.

A new Section 3.05 is added to the Bylaws and shall read as follows:

3.05. Chairman of the Board. The Board of Directors shall from time to time elect or appoint from its members a Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors, and perform all other duties incident to the office of Chairman of the Board and any other duties as may be prescribed by the Board of Directors.